Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.a



Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071



10 July 2003

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **4 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Dairi Pre-feasibility Study/Coolgardie Gold Project Update
dated 10 July 2003

Yours faithfully

M P WRIGHT
Executive Director

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872



Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.a

10 July 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

DAIRI PRE-FEASIBILITY STUDY Herald interest 80% *

Herald is pleased to announce the results of the Dairi Zinc/Lead Project Pre-Feasibility Study.

The base case in the Study provides a positive cash flow outcome based on 1mt per annum operation for 6.4 years on mineable ore reserves at the Anjing Hitam deposit. Additional resources at the project outside of the Anjing Hitam deposit total 9mt, but have not been considered in the Study.

Net operating pre-tax cashflows are US$228M before capital costs, which have been estimated at US$83M. Assumed metal prices have been conservative, being much lower than long-term estimates from a number of forecasters, and estimates for the cost of the processing facilities include a 20% contingency.

The Dairi project shows a robust pre-tax IRR (internal rate of return) of 31%. With 70% gearing, pre-tax return on equity is 52%.

Total cash operating costs have been estimated at US$0.30 per pound zinc equivalent.

* 20% joint venture partner PT Aneka Tambang (Antam) may elect to acquire an additional 10% in the project form Herald for US$0.6M.

FINANCIAL ANALYSIS SUMMARY

A more complete summary of the base-case Dairi Study Financial Analysis is as follows. All monetary amounts are expressed in US$ and all figures are 100% project totals.

Key Parameters	Quantity	Zinc	Lead	Note
Mining reserves	6.32 million tonnes	16%	10%	(1)
Mining and treatment rate	1.00 million tonnes p.a.			
Life of Anjing Hitam deposit	6.4 years			
Metal prices		$885	$520	(2)
Metallurgical recoveries into concentrate		88.6%	79.4%	
Net metal payable		85%	95%	
Revenues and Operating Costs				(3)
Gross metal values	904.4M			
				(4)
On – site operating costs	271.1M			
Government fees and charges (excl. income tax)	20.7M			
Total metal realisation costs	384.1M			
	676.2M			
Net operating cash flow	US$228.2M			
Total cash operating costs (US$)	30 cents/lb zinc equivalent			
Capital Costs				
Mining pre – production costs	$16.9M			
Plant and infrastructure	$60.8M			(4), (5)
Owners' costs	$5.6M			
TOTAL INTIAL CAPITAL	US$83.2M			

Financial Information	Pre - Tax	After - Tax	Note
Total net project cashflow	US$145.3M	US$102.8M	
DCF Calculations			
Ungeared			
Net present value @ 10%	US$60.7M	US$36.0M	(6)
Internal rate of return	31.3%	23.2%	
Payback period	2.8 years	3.3 years	
Geared			(7)
Net present value @ 10%	US$59.6M	US$38.7M	
Return on equity	51.7%	38.6%	
Equity recovery period	2.3 years	2.9 years	
Minimum interest coverage	5.8 times		

Notes

1) Mineable reserves are those tonnes believed to be extractable from the Anjing Hitam deposit only. No extension of mine life has been assumed from the conversation of other existing resources to reserves, or from further exploration success.
2) Metals prices are flat for the life of the project and have been calculated from a weighted average of:
   - 50% hedged prices using the forward curve of the London Metals Exchange
   - 50% spot prices, using the bottom end of consensus forecasts of a number of investment banks and reputable metals price forecasters.
3) Operating costs are flat and have not been escalated.
4) Operating costs include an estimate for sustaining capital expenditure.
5) Plant capital costs include all offsite roads and port facilities, and include a contingency factor of 20%.
6) A discount rate of 10% has been used, which approximates Herald's weighted average cost of capital.
7) A gearing ratio of 70% debt, 30% equity has been used in the geared case. Debt is assumed to be repaid in equal instalments over 3.5 years, and all borrowing costs (including political risk insurance) have been accounted for.

Yours faithfully



M P WRIGHT
Executive Director



Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.a

10 July 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

COOLGARDIE GOLD PROJECT UPDATE MPI/PITTSTON 50% and Manager HERALD 50%

Ore treated at Coolgardie during the June quarter was below the level budgeted (250,497 vs 285,000 tonnes). Throughput for the quarter was hampered by a mill motor bearing failure, an electric cable breakdown (renewed at the time of refurbishment), major rebuild of the secondary crusher and a planned partial mill reline. The June month exceeded budget throughput (101,849 tonnes vs 95,000 tonnes) when the rebuilt crusher came on line.

Gold production was below expectations due to a delay in completing the vent rise in time to allow stoping of high grade Empress ore during the quarter as forecast. The vent rise is now complete and is being equipped, with stoping to commence within a week. Approximately 500 oz gold appears to have been lost from the elution circuit due to a valve malfunction. This circuit has been modified to eliminate further potential losses.

Full details of production, costs etc. will be itemised in the Company's June quarterly report.

Yours faithfully

M P WRIGHT
Executive Director